SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)

PREMD INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

74047Y105
(CUSIP Number)

March 27, 2007

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 9 Pages)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Midsummer Investment, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ] (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,945,865
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 1,945,865
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,945,865.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12.	TYPE OF REPORTING PERSON: OO

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Midsummer Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,945,865(1)
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 1,945,865(1)
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,945,865 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12.	TYPE OF REPORTING PERSON: PN

1. See Item 4 below.

Item 1(a).	Name of Issuer.
PreMD Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices.
4211 Yonge Street, Suite 415 Toronto, Ontario M2P 2A9 CANADA

Item 2(a).	Names of Person Filing.
Midsummer Investment, Ltd. (“Midsummer Investment”) Midsummer Capital, LLC (“Midsummer Capital”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.

As to Midsummer Investment:
Midsummer Investment, Ltd
c/o Midsummer Capital, LLC
295 Madison Avenue, 38th Floor
New York, NY 10017

As to Midsummer Capital:
295 Madison Avenue, 38th Floor
New York, NY 10017

Item 2(c).	Citizenship.
As to Midsummer Investment: Bermuda As to Midsummer Capital: New York
Item 2(d).	Title of Class of Securities.
Common Stock, no par value per share (the “Common Stock”)
Item 2(e).	CUSIP Number.
74047Y105
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.

The 1,945,865 shares of Common Stock beneficially owned by Midsummer Investment include only actual shares of Common Stock. Additionally, Midsummer Investment holds (i) a 7% Convertible Debenture issued on August 30, 2005 in the original principal amount of CDN$7,309,051, (ii) a Common Stock Purchase Warrant issued on August 30, 2005 originally exercisable into 942,000 shares of Common Stock and (iii) a Common Stock Purchase Warrant issued on March 27, 2007 exercisable into 972,933 shares of Common Stock. However, the aggregate number of shares of Common Stock into which such debenture is convertible and into which such warrants are exercisable, and which Midsummer Investment has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by Midsummer Investment, including the shares of Common Stock subject to this Schedule 13G, does not exceed 4.99% of the total outstanding shares of Common Stock. Accordingly, such debentures and warrants are not currently convertible or exercisable, as the case may be, into Common Stock unless and until the actual shares of Common Stock held by any of Midsummer Investment or Midsummer Capital is less than 4.99% of the total outstanding shares of Common Stock.

Midsummer Capital serves as general partner and principal investment manager to Midsummer Investment, and as such has been granted investment discretion over Midsummer Investment’s investments, including the investment in the common stock of the Issuer. As a result of its role as general partner and investment manager to Midsummer Investment, Midsummer Capital may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), of such common stock held by Midsummer Investment. However, Midsummer Capital does not have the right to receive dividends from, or the proceeds from the sale of, such common stock held by Midsummer Investment and disclaims any beneficial ownership of such shares of such common stock.

Accordingly, for the purpose of this Statement:
(a)	Amount beneficially owned by Midsummer Investment: 1,945,865 shares of Common Stock of the Issuer.
(b)	Percent of Class: Midsummer Investment beneficially holds 7.8% of the Issuer’s issued and outstanding Common Stock (based on 24,863,655 shares of Common Stock issued and outstanding).
(c)	Number of shares as to which Midsummer Investment has:
(i)	Sole power to direct the vote: 1,945,865 shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: None.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 1,945,865 shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2007
MIDSUMMER INVESTMENT, LTD. By: /s/ Michel A. Amsalem Name: Michel A. Amsalem Title: Director
MIDSUMMER CAPITAL, LLC By: /s/ Michel A. Amsalem Name: Michel A. Amsalem Title: President

Exhibit Index

99.1	Joint Filing Agreement